                                                             EXHIBIT 99.2



February 8, 1996



Lilly Industries, Inc.
733 South West Street
Indianapolis, Indiana  46225

Attention:     Douglas W. Huemme, Chairman
               President and Chief Executive Officer

Dear Mr. Huemme:

      Lilly Industries, Inc. (the "Borrower") has requested credit facilities (the "Facilities") in the aggregate principal amount of $300,000,000 (the "Aggregate Commitment").

      The Borrower has indicated that it intends to acquire a company which you have identified to us and which you and we have described by the code name "Sentry" (herein, the "Company") pursuant to a two-step acquisition. The first step will consist of an all cash tender offer by means of an offer to purchase (as amended from time to time, the "Tender Offer") to be made by a newly formed subsidiary (the "Acquisition Sub") of the Borrower for all of the outstanding common stock of Company (the "Stock") for total consideration in form and amount acceptable to the Lenders (as defined below). Prior to the making of the Tender Offer, Acquisition Sub and the Company shall have entered into a definitive plan and agreement of merger (the "Merger Agreement") to merge Acquisition Sub and the Company, subject to shareholder approval by the shareholders of Acquisition Sub and the Company (the "Merger") (the Tender Offer and the Merger, collectively the "Acquisition"). The Tender Offer will be conditioned on the tender and purchase of at least a majority, on a fully diluted basis, of the shares of stock of the Company (or any greater number of shares as may be required under applicable state law or the Company's Certificate of Incorporation or by-laws to vote for and effect a merger of the Company and Acquisition Sub). The second step of the Acquisition will consist of the Merger. The definitive legal structure of the Tender Offer and Merger have not yet been determined and must be satisfactory to the Lenders.

      NBD Bank, N.A. is pleased to provide you with a financing commitment for, and to agree to act as administrative agent bank (the "Agent") in connection with, the entire amount of the Facilities on the terms and conditions set forth in the term sheet attached hereto ("Term Sheet") and subject to the conditions set forth in this letter. First Chicago Capital Markets, Inc. (the "Arranger"), an affiliate of the Agent, is pleased to provide you with its undertaking to syndicate all or a portion of the Facilities to a syndicate of lenders (collectively, including NBD Bank, N.A., the "Lenders"). While the Agent's agreement herein is to provide the entire amount of the Facilities on a fully underwritten basis, the

                                      CONTINUING OUR LETTER OF FEBRUARY 8, 1996

                                      SHEET NO.  2





Arranger reserves the right to syndicate all or a portion of the Facilities to additional Lenders with a corresponding reduction in the Agent's commitment.

      Each of the Agent and the Arranger has reviewed (i) certain summary historical financial statements of the Borrower, dated as of and for the three and twelve-month periods ended November 30, 1995 and (ii) historical financial statements of the Company as set forth on SEC Form 10- Q as of and for the fiscal quarter ended September 30, 1995, which statements were prepared by the Borrower and the Company, respectively. Neither the Agent nor the Arranger has had the opportunity to complete its due diligence review, inspection, and evaluation of the assets and liabilities of the Borrower and the Company and their respective subsidiaries, and their respective financial condition and prospects. The Agent's commitment and the Arranger's undertaking are, therefore, subject to their respective satisfaction with the foregoing and to their continuing satisfaction therewith and the satisfaction of such other due diligence investigation as may be necessary for their respective evaluation of the transaction described herein.

      The Borrower agrees to (i) reimburse the Agent and the Arranger for all out-of-pocket expenses (including the fees of outside counsel and time charges for inside counsel) incurred in connection with this Commitment Letter, the transactions contemplated hereby and the Agent's and the Arranger's on-going due diligence in connection therewith, including without limitation travel expenses and costs incurred in connection with the preparation, negotiation, execution, administration, syndication, and enforcement of any document relating to this transaction and its role hereunder, (ii) indemnify and hold harmless the Agent, the Arranger, the Lenders and their respective officers, employees, agents and directors (collectively, the "Indemnified Persons") against any and all losses, claims, damages, or liabilities of every kind whatsoever to which the Indemnified Persons may become subject in connection in any way with the transaction which is the subject of this Commitment Letter, including without limitation expenses incurred in connection with investigating or defending against any liability or action whether or not a party thereto, except to the extent any of the foregoing is found in a final judgment by a court of competent jurisdiction to have arisen solely from such Indemnified Person's gross negligence or willful misconduct; and (iii) assert no claim against any Indemnified Persons seeking consequential damages on any theory of liability in connection in any way with the transaction which is the subject of this Commitment Letter. The obligations described in this paragraph are independent of all other obligations of the Borrower hereunder and under the Loan Documents, shall survive the expiration, revocation or termination of this Commitment Letter, and shall be payable whether or not the financing transactions contemplated by this Commitment Letter shall close. The Agent's and the Arranger's respective obligations under this Commitment Letter are enforceable solely by the party signing this Commitment Letter and may not be relied upon by any other person. For purposes of enforcing this indemnity, the Borrower irrevocably submits to the non-exclusive

                                      CONTINUING OUR LETTER OF FEBRUARY 8, 1996

                                      SHEET NO.  3





jurisdiction of any court in which a claim arising out of or relating to the services provided under this Commitment Letter is properly brought against the Agent, the Arranger, or the Lenders and irrevocably waives any objection as to venue or inconvenient forum. IF THIS COMMITMENT LETTER, THE TERM SHEET, THE FEE LETTER (DEFINED BELOW), OR ANY ACT, OMISSION OR EVENT DESCRIBED IN THIS PARAGRAPH BECOMES THE SUBJECT OF A DISPUTE, THE PARTIES HERETO ALL HEREBY WAIVE TRIAL BY JURY. The Borrower agrees not to settle any claim, litigation or proceeding relating to this transaction (whether or not the Agent or the Arranger is a party thereto) unless such settlement releases all Indemnified Persons from any and all liability in respect of such transaction.

      The Agent's commitment and the Arranger's undertaking are subject to (i) the preparation, execution, and delivery of a mutually acceptable credit agreement ("Credit Agreement") and other loan documents (collectively, the "Loan Documents") incorporating, without limitation, substantially the terms and the conditions outlined herein and in the Term Sheet; (ii) the Agent's and the Arranger's respective determination that (a) there is an absence of a material adverse change in the business, condition (financial or otherwise), operations, performance, properties, or prospects of either (x) the Borrower and its subsidiaries taken as a whole or (y) the Company and its subsidiaries taken as a whole from that reflected in the respective financial statements described in the first sentence of the fourth paragraph of this letter; and (b) there is an absence of any material adverse change prior to closing in primary and secondary loan syndication markets or capital markets generally.

      The Arranger will manage all aspects of the syndication, including, without limitation, decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of the fees discussed herein among the Lenders. Upon the Arranger's acceptance of any such commitment from a Lender, the Agent shall be relieved of its commitment to fund such amount. To assist the Arranger in its syndication efforts, the Borrower shall (a) provide and cause its advisors and management of the Company to provide the Arranger upon request with all information deemed reasonably necessary by it to complete successfully the syndication, including, without limitation, all information and projections prepared by the Borrower or on the Borrower's behalf relating to the transactions contemplated hereby; and (b) cause its advisors and the management of the Company to actively participate in both the preparation of an information package regarding the operations and prospects of the Borrower and the Company and the presentation of the information to prospective Lenders.

      After the Borrower has publicly announced the transaction, the Borrower authorizes each of the Agent and the Arranger to answer inquiries from banking and financial services

                                      CONTINUING OUR LETTER OF FEBRUARY 8, 1996

                                      SHEET NO.  4





trade media with respect to the Facilities. By its acceptance hereof, the Borrower hereby authorizes each of the Agent and the Arranger, at their respective sole expense but without any prior approval by the Borrower, to publish such tombstones and give such other general publicity to the Facilities as each may from time to time determine in its sole discretion, provided that neither the Agent nor the Arranger will issue any press release with respect to the Facilities without the approval of the Borrower. The foregoing authorization shall remain in effect unless the Borrower notifies each in writing that such authorization is revoked.

      Please indicate your acceptance of this commitment by the Agent and undertaking by the Arranger in the space indicated below and return a copy of this letter so executed to the Agent. This commitment and undertaking will expire at 5 p.m. (Indianapolis time) February 15, 1996 unless on or prior to such time the Agent shall have received a copy of this letter executed by the Borrower together with the fees required under paragraph 1(a) of the Agent's Fee Letter of even date herewith (the "Fee Letter"). Notwithstanding timely acceptance of the commitment pursuant to the preceding sentence, the commitment will automatically terminate unless definitive Loan Documents are executed on or before May 15, 1996. In addition, the Borrower may terminate this commitment upon five days' written notice to the Agent, provided that such termination will not (i) relieve the Borrower of its obligation to pay any amounts already accrued under the terms hereof or of the Fee Letter or (ii) affect the obligations of the Borrower under numbered paragraph 4 of the Fee Letter. By its acceptance hereof, the Borrower agrees to pay the Agent and the Arranger the fees described in the Fee Letter.

      By accepting delivery of this Commitment Letter, the Fee Letter and the Term Sheet, the Borrower hereby agrees that, prior to executing this Commitment Letter, the Borrower will not disclose either expressly or impliedly, without the Agent's and the Arranger's consent, to any person any of the terms of this Commitment Letter, the Fee Letter or Term Sheet, or the fact that this Commitment Letter, the Fee Letter or Term Sheet or the financing proposal represented thereby exists except that the Borrower may disclose any of the foregoing to the Company, to any employee, financial advisor (but not to a financial advisor which might be a provider of senior debt in this transaction) or attorney of the Borrower or the Company to whom, in each case, it is necessary to disclose such information so long as the Company and any such employee, advisor or attorney is directed to observe this confidentiality obligation. Upon the Borrower's execution of this Commitment Letter, the Borrower may make public disclosure of the existence and the amount of the commitment; and the Borrower may file with any applicable governmental authority a copy of the Commitment Letter, or make such other disclosures if such disclosure is, in the opinion of the Borrower's counsel, required by law. If the Borrower

                                      CONTINUING OUR LETTER OF FEBRUARY 8, 1996

                                      SHEET NO.  5





does not accept this commitment, the Borrower is to immediately return this Commitment Letter, the Fee Letter and the Term Sheet (and all copies of the foregoing) to the Agent.

      This Commitment Letter and Term Sheet supersede any and all prior versions thereof. This Commitment Letter shall be governed by the internal laws of the State of Indiana, and may only be amended by a writing signed by all parties hereto.

                                      Very truly yours,

                                      NBD BANK, N.A.,
                                      individually and as Agent


                                      By:    /s/ Robert D. Lowrie
                                         --------------------------------------
                                      Title: Senior Vice President
                                            -----------------------------------

                                      FIRST CHICAGO CAPITAL MARKETS, INC.,
                                      as Arranger


                                      By:    /s/ Jacqueline Hopkins
                                         --------------------------------------
                                      Title:  Vice President
                                            -----------------------------------


Accepted and agreed:

LILLY INDUSTRIES, INC.


By: /s/ Douglas W. Huemme
   ------------------------
Title:  CH., Pres., & CEO
      ---------------------
Date:  2/15/96
     ----------------------

March 4, 1996





Lilly Industries, Inc.
733 South West Street
Indianapolis, Indiana 46225


Attention:     Douglas W. Huemme, Chairman
               President and Chief Executive Officer


Dear Mr. Huemme:

      This is in reference to our commitment letter addressed to you dated February 8, 1996 (the "Commitment Letter") for credit facilities in the aggregate principal amount of $300,000,000. You have asked that we modify certain provisions set forth in the Commitment Letter and attached term sheet (the "Term Sheet"). We hereby amend the Commitment Letter and Term Sheet as follows:

1. The second and third sentences of the fourth paragraph of the Commitment Letter are deleted and replaced with the following:

      "The Agent and the Arranger have conducted substantial due diligence review, inspection, and evaluation of the assets and liabilities of the Borrower and the Company and their respective subsidiaries, and their respective financial condition and prospects, and are satisfied with the results to date of such due diligence. The Agent's commitment and the Arranger's undertaking remain, however, subject to (i) the fulfillment of the specific conditions precedent set forth in this Commitment Letter and in the Term Sheet (both as modified by the terms of this letter amendment to the Commitment Letter and Term Sheet dated March 4, 1996) and (ii) their respective determinations that no information received after March 4, 1996 as to due diligence matters investigated prior to such date indicates a change in the results of such prior due diligence investigation which would have a Company Material Adverse Effect (as defined in the Merger Agreement)."

2. The Term Sheet dated February 8, 1996 is deleted and replaced with the Term Sheet dated March 4, 1996, a copy of which is attached hereto.

                                          Continuing our letter of March 4, 1996

                                                                   Sheet No. 2


      Except as expressly set forth herein, all other terms and provisions of the Commitment Letter, the Term Sheet and the Fee Letter delivered in connection therewith shall remain unchanged and are hereby ratified and confirmed by the parties hereto.

                                      Very truly yours,

                                      NBD BANK, N.A.,
                                      individually and as Agent


                                      By:    /s/ Robert D. Lowrie
                                         ------------------------------------
                                      Title:       Senior Vice President
                                            ---------------------------------


                                      FIRST CHICAGO CAPITAL MARKETS, INC.,
                                      as Arranger


                                      By:    /s/ Jacqueline Hopkins
                                         ------------------------------------
                                      Title:       Vice President

                                            ---------------------------------
Accepted and agreed:


LILLY INDUSTRIES, INC.



By:   /s/ Roman J. Klusas
   --------------------------
Title:         Vice President & Chief Financial Officer
               ----------------------------------------
Date:          3/4/96
               --------------------

                                   TERM SHEET
                             LILLY INDUSTRIES, INC.
                                 MARCH 4, 1996

This Term Sheet is delivered together with a letter amendment to Commitment Letter and Term Sheet of even date herewith. Capitalized terms used herein shall have the meanings set forth in the Commitment Letter dated February 8, 1996, as amended by the aforementioned amendment.

                                 THE FACILITIES

Borrower:               Lilly Industries, Inc.

Guarantors:             All direct and indirect domestic subsidiaries of
                        the Borrower.

Amount: $300,000,000 (the "Aggregate Commitment") comprised of Loans and letters of credit under the facilities described below.

Arranger:               First Chicago Capital Markets, Inc.

Administrative Agent:   NBD Bank, N.A. (the "Agent")

Lenders: A group of lenders to be determined (collectively, together with the Agent in its capacity as lender, the "Lenders").

Documentation:          The Facilities will be evidenced by a Credit Agreement,
                        notes, guaranties, security agreements and other Loan
                        Documents mutually satisfactory to the Borrower and the Lenders.

Syndication
Management:             The Arranger will manage all aspects of the syndication
                        including, without limitation, the timing of offers to potential Lenders, the amounts offered to potential
                        Lenders, the acceptance of commitments and the compensation provided, all as set forth in the Commitment Letter.

                           FACILITY A:   TERM LOAN A

Amount:                 $175,000,000 (the "Facility A Commitment").
                        The Arranger, in its discretion, may reallocate a portion of the Facility A Commitment to Facility B, or vice versa.

Purpose: To provide funds for the purchase of "Sentry" pursuant to the Acquisition and for payment of expenses incurred in connection with the Acquisition.

Maturity:               Six years from the Closing Date.





First Chicago Capital Markets, Inc.         Page 1                NBD Bank, N.A.

Amortization:           Quarterly installments of principal in amounts to be
                        determined.


                           FACILITY B:   TERM LOAN B

Amount: $50,000,000 (the "Facility B Commitment"). The Arranger, in its discretion, may reallocate a portion of the Facility B Commitment to Facility A, or vice versa.

Purpose: To provide funds for the purchase of "Sentry" pursuant to the Acquisition and for payment of expenses incurred in connection with the Acquisition.

Maturity:               Up to seven and one-half years from the Closing Date.

Amortization:           Quarterly installments of principal in amounts to be
                        determined.


            FACILITY C:   REVOLVING CREDIT/LETTER OF CREDIT FACILITY

Amount:                 $75,000,000 (the "Facility C Commitment")

Purpose: To provide funds for the purchase of "Sentry" pursuant to the Acquisition and for payment of expenses incurred in connection with the Acquisition and for general corporate purposes of the Borrower and its subsidiaries, with a $5,000,000 sublimit for letters of credit.

Maturity:               Six years from the date of closing of the Facilities
                        (the "Closing Date").

Borrowing Base:         The aggregate outstanding amount of Loans and letters
                        of credit under Facility C shall not at any time exceed the Borrowing Base. The Borrowing Base shall be comprised of percentages (to be negotiated) of eligible inventory and of eligible accounts receivable.
                        Eligibility criteria are to be determined. At any time when Level 6 pricing is in effect, the Borrowing Base limitation and the requirements to deliver Borrowing
                        Base reports shall be suspended (until such time, if any, as Level 6 pricing is no longer in effect).

Letters of Credit:      Standby letters of credit will be issued by NBD Bank,
                        N.A. for the account of the Borrower in an aggregate stated amount not to exceed $5,000,000.
                        Lenders will hold pro rata risk participations in each letter of credit.





First Chicago Capital Markets, Inc.         Page 2                NBD Bank, N.A.

                                      FEES

                        The Borrower will pay the following fees:

Commitment Fee:         A commitment fee in the amount set forth on Exhibit A
                        on the average daily unborrowed portion of the Facility C Commitment payable quarterly in arrears to the Lenders (including the Agent) ratably from the Closing Date until termination of the Facility C
                        Commitment.

Agent and
Other Fees:             Such fees payable to the Arranger and the Agent as are
                        specified in the fee letter among the Agent, the Arranger, and the Borrower.

L/C Fees:               In connection with each letter of credit issued under
                        Facility C, a letter of credit fee at a rate equal to the Applicable Margin for Eurodollar Loans as set forth on Exhibit A on the undrawn stated amount of each letter of credit, payable quarterly in arrears to the Agent for the account of the Lenders. In addition, a letter of credit fronting fee payable to NBD Bank, N.A.
                        in its capacity as issuer in the amount set forth in the Agent's Fee Letter and, in connection with the issuance of or any draw under any letter of credit, customary processing and other fees.


                                 INTEREST RATES

                        At the Borrower's option:

                            Term Loan A and Revolver:

                            ABR plus the Applicable Margin
                            Eurodollar Rate plus the Applicable Margin

                            Term Loan B:

                            ABR plus 1.25% per annum
                            Eurodollar Rate plus 2.25% per annum

                        "ABR" means the Alternate Base Rate and is the larger of the Prime Rate or the federal funds rate plus 0.50% per annum.

                        "Applicable Margin" is based on the ratio of the Borrower's total indebtedness to EBITDA (except during the first six months of the Facilities), all as set forth on Exhibit A.





First Chicago Capital Markets, Inc.         Page 3                NBD Bank, N.A.

                        "Eurodollar Rate" means the average of the rates offered by the Reference Lenders in the London interbank market for deposits in the amount of, and for a maturity corresponding to, the Agent's portion of the loan, as adjusted for maximum statutory reserves.

                        "Prime Rate" means the rate of interest announced by the Agent from time to time as its prime rate, changing when and as said prime rate changes.

                        Eurodollar Rate interest periods shall be one, two, three, or six months. Interest shall be payable in arrears on the last day of each interest period and, in the case of an interest period longer than three months, quarterly, and upon any prepayment. Interest and fees will be computed for actual days elapsed on a 360-day year basis.

                        The Credit Agreement will include customary provisions relating to yield protection, availability, and capital adequacy. After default, the interest rate will be equal to the ABR plus 2% per annum.

                        The Eurodollar Rate will not be made available, at the Agent's sole option, for the first 90 days following the initial funding of the loans.


                                    SECURITY

Each of the Facilities will be secured by a first perfected security interest in all of the Borrower's assets other than real estate (with a negative pledge on the Borrower's real estate) and, through secured guaranties, in all of its direct and indirect domestic subsidiaries' assets (including, without limitation, any domestic subsidiaries comprised of assets acquired in the Acquisition). The assets of the Borrower to be pledged as collateral will include all of the stock of all of its direct and indirect domestic subsidiaries. In addition to the foregoing, the Borrower will pledge as collateral 65% of the stock of all of its direct and indirect foreign subsidiaries. The collateral will secure interest rate swaps or hedge obligations owing to any Lender.


                                  PREPAYMENTS

Mandatory--
Sale of Assets:         Upon the sale, transfer, or other disposition of any
                        assets (other than the sale of inventory in the ordinary course of business), permitted under the Credit Agreement, the Borrower shall make a mandatory prepayment in an amount equal to 100% of the proceeds
                        (net of income taxes and expenses of





First Chicago Capital Markets, Inc.         Page 4                NBD Bank, N.A.

                        sale) realized from any such sale, transfer, or other disposition, which shall be applied pro rata to Facilities A and B until paid in full.

Excess Cash Flow:       Upon delivery of its audited financial statements
                        in each year commencing with the fiscal year ending
                        November 30, 1996, the Borrower shall make a mandatory prepayment in an amount equal to (i) at any time when the Leverage Ratio is 3.0 to 1.0 or greater, 80% and
                        (ii) at any other time (subject to the following proviso), 50%, of the Excess Cash Flow (as hereinafter defined), if positive, for the most recently ended fiscal year, which shall be applied pro rata to Facilities A and B until paid in full, provided that, if the Leverage Ratio as reflected in the audited financial statements would qualify the Borrower for Level 6 pricing, no mandatory prepayment shall be required for such year. "Excess Cash Flow" means, for any period of determination, for the Borrower and its subsidiaries on a consolidated basis: (a) the sum of
                        (i) net income plus (ii) amortization, depreciation, and other non-cash charges; minus (b) the sum of (i) capital expenditures, (ii) principal payments made on all indebtedness for borrowed money (exclusive of mandatory prepayments made for Excess Cash Flow during such period), (iii) any increase or decrease (as the case may be), as of the last day of a fiscal year from the last day of the previous fiscal year in the excess of current assets over current liabilities and (iv) any cash dividends paid by the Borrower in accordance with the terms of the Credit Agreement.

Debt or Equity
Issuance:               Upon the issuance of any subordinated indebtedness,
                        common stock, preferred stock, warrant, or other equity (excluding any stock issued pursuant to stock option or other employee benefit plans, within limits to be negotiated), the Borrower shall make a mandatory prepayment equal to (i) in the case of indebtedness, 100% and (ii) in the case of equity, 75%, of the proceeds thereof, which shall be applied pro rata to Facilities A and B until paid in full.

Voluntary
Prepayments:            Facility A and Facility B may be prepaid in whole or in
                        part without premium on one day's notice, provided that such payments will be in amounts of at least $5,000,000 and multiples of $1,000,000 in excess thereof; and the Facility C Commitment may be permanently reduced without premium on one day's notice, provided such payments will be in an amount of at least $5,000,000 and multiples of $1,000,000 in excess thereof.





First Chicago Capital Markets, Inc.         Page 5                NBD Bank, N.A.

Allocation of
Prepayments:            Any mandatory prepayments which are not accepted by the
                        Lenders under Facility A shall be paid to the Lenders under Facility B until Facility B is paid in full. Any mandatory prepayments which are not accepted by the Lenders under Facility B shall be paid to the Lenders under Facility A until Facility A is paid in full. All prepayments to be applied to either of Facilities A or B shall be applied to the principal installments thereof in the inverse order of maturity.


                             CONDITIONS OF LENDING

The Loan Documents shall be in form and substance acceptable to the Lenders. The Credit Agreement shall include, without limitation, conditions precedent, representations and warranties, covenants, events of default, indemnification (of the Agent, the Arranger, and the Lenders), and other provisions customary for such financings.


                              CONDITIONS PRECEDENT

Usual conditions to each loan (including absence of default or unmatured default, lack of material adverse change from (i) in the case of the Borrower and its subsidiaries taken as a whole, November 30, 1995, (ii) in the case of the Company and its subsidiaries taken as a whole, December 31, 1995 and (iii) in the case of the Company, the Borrower and their respective subsidiaries taken as a whole on a combined basis after giving effect to the Acquisition, that reflected in the consolidated pro forma financial statements to be delivered to the Agent prior to the Closing Date. Additional conditions precedent to initial loan will include without limitation those set forth below.

Initial Funding:        Initial funding shall occur no later than May 15, 1996.

Approval:               Evidence satisfactory to the Agent and the Required
                        Lenders (defined below) that the Borrower's directors and the Company's directors and shareholders shall have approved the Acquisition; and all regulatory and legal approvals for the Acquisition shall have been obtained, including, without limitation, any filings required under the Hart-Scott-Rodino Antitrust
                        Improvements Act of 1976.

Litigation:             Absence of injunction or temporary restraining order
                        which, in the judgment of the Agent or the Required
                        Lenders, would prohibit the making of the loans or the consummation of the Acquisition; and absence of litigation which would reasonably be expected to result in a material adverse effect on (i) the Borrower and its subsidiaries, taken as a whole or (ii) the Company and its subsidiaries, taken as a whole.





First Chicago Capital Markets, Inc.         Page 6                NBD Bank, N.A.

Due Diligence:          The Agent and the Arranger have conducted substantial
                        due diligence review, inspection, and evaluation of the assets and liabilities of the Borrower and the Company and their respective subsidiaries, and their respective financial condition and prospects, and are satisfied with the results to date of such due diligence. The obligations of the Lenders to make the initial loan remain, however, subject to the Agent's and the Arranger's determination that no information received after March 4, 1996 as to due diligence matters investigated prior to such date indicates a change in the results of such prior due diligence investigation which would have a Company Material
                        Adverse Effect (as defined in the Merger Agreement).
                        All financial, accounting, and tax aspects of the Acquisition must be acceptable.

Tender Offer:           The terms of the tender offer shall be substantially
                        as set forth in the draft tender offer documents delivered to the Agent and the Arranger on March 4, 1996, and the tender offer shall not be amended (except with respect to the expiration date thereof, which shall not be extended past a date which would allow the initial funding for the purpose of purchasing tendered shares to take place by May 15, 1996, or other minor amendments of a type to be agreed upon by the Agent and the Borrower) without the consent of the Required
                        Lenders. Without limiting the foregoing, the Lenders' obligation to fund shall be conditioned upon the tendering of a majority of the shares of stock of the Company (or any greater number of shares as may be required under applicable state law or the Company's certificate of incorporation or by-laws to vote for and effect the merger).

Merger Agreement:       The Merger Agreement shall be in the form delivered to
                        the Agent and the Arranger on March 4, 1996 (which form specifies cash consideraton of $23.00 per share for the common stock of the Company), the representations and warranties in the Merger Agreement shall be true and correct on the date of the Acquisition closing (except for failures of such representations and warranties to be true and correct which could not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect), and the conditions therein shall have been satisfied and the Required
                        Lenders must have received an opinion of counsel satisfactory to the Required Lenders as to the enforceability of the Merger Agreement and its compliance with all applicable law.

Financial Statements:   The Agent and the Required Lenders shall have received
                        such information as the Agent may reasonably request to confirm





First Chicago Capital Markets, Inc.         Page 7                NBD Bank, N.A.

                        the tax, legal, and business assumptions made in the pro forma financial statements provided to the Agent and the Required Lenders.

Fairness Opinion:       Receipt of copy of a fairness opinion from the
                        Borrower's investment banker addressed to the Borrower's board of directors, relating to the terms of the Acquisition.

Valuation:              The Agent and the Required Lenders shall have received a
                        certificate from the chief financial officer of the Borrower in form reasonably satisfactory to them supporting the conclusions that after giving effect to the Acquisition, the Borrower and its subsidiaries
                        (including, without limitation, the Company), on a consolidated basis, are solvent and will be solvent subsequent to incurring the indebtedness in connection with the Acquisition, will be able to pay their debts and liabilities as they become due, and will not be left with unreasonably small capital with which to engage in their businesses.

Environment:            The Agent and the Arranger have received environmental
                        review reports as to certain environmental hazards and liabilities affecting the Borrower's and the Company's consolidated assets and are satisfied with the results of such reports and with the Borrower's plans with respect thereto. The obligations of the Lenders to make the initial loan remain, however, subject to the Agent's and the Arranger's determination that no information received after March 4, 1996 as to such environmental hazards or liabilities investigated prior to such date indicates a change in the results of such prior environmental investigation which would have a Company Material Adverse Effect.

Existing Facilities:    Prepayment of all obligations under existing
                        loan facilities of the Borrower or the Company (other than those under the Facilities).

Legal: All legal (including tax implications) and regulatory matters shall be satisfactory to the Required Lenders.

Regulations:            Compliance with all applicable requirements of
                        Regulations G, T, U, and X of the Board of Governors of the Federal Reserve System.

No Default; No Material
Adverse Change:         No default or unmatured default shall exist on the
                        funding date and no material adverse change in the business, condition (financial or otherwise), operations, performance, properties, or prospects of
                        (i) the Borrower and its subsidiaries, taken as a





First Chicago Capital Markets, Inc.         Page 8                NBD Bank, N.A.

                        whole, since November 30, 1995 or (ii) the Company and its subsidiaries, taken as a whole, since December
                        31, 1995, shall have occurred.

Customary Documents:    Receipt of other customary closing documentation
                        including, without limitation, legal opinions of the Borrower's counsel, acceptable to the Agent.


                                   COVENANTS

Covenants:              The Credit Agreement will contain customary covenants
                        including, without limitation, restrictions
                        (subject to exceptions, as appropriate, to be negotiated) on the following:

                         -   liens and encumbrances
                         -   dividends/restricted payments (dividends will be
                                permitted unless the payment thereof would cause the violation of other covenants)
                         -   guarantees
                         -   sale and leaseback transactions
                         -   sale of assets
                         -   consolidations and mergers
                         -   investments and acquisitions
                         -   capital expenditures
                         -   loans and advances
                         -   indebtedness and additional indebtedness
                         -   compliance with pension, environmental, and
                                other laws
                         -   operating leases
                         -   transactions with affiliates
                         -   changes in line of business
                         -   hedging of interest rates
                         -   prepayment of other debt
                         -   permit inspection of records and assets

Financial Covenants:    The Credit Agreement will contain financial covenants
                        containing limitations to be negotiated including, without limitation, covenants pertaining to:
                        **[COVENANT LEVELS?]**
                         - leverage ratio (defined as the ratio of total funded indebtedness to EBITDA)
                         -   interest coverage
                         - fixed charge coverage (defined as the ratio of (i) EBITDA minus capital expenditures to (ii) the sum of interest expense plus scheduled principal payments plus taxes plus rental expense plus dividends paid)





First Chicago Capital Markets, Inc.         Page 9                NBD Bank, N.A.

                         REPRESENTATIONS AND WARRANTIES

Usual representations and warranties in connection with each loan shall be included in the Credit Agreement including, but not limited to, absence of material adverse change, absence of material litigation, absence of default or unmatured default, representations regarding environmental issues, priority of the Lenders' liens, compliance with all material requirements of law and contracts, and compliance with Regulations G, T, U, and X.


                                    DEFAULTS

Customary events of default including, without limitation, cross-default to occurrence of a default (whether or not resulting in acceleration) under any other agreement governing indebtedness of the Borrower or any of its subsidiaries and change of control.


                         ASSIGNMENTS AND PARTICIPATIONS

Permitted subject to approval of the Agent and the Borrower (such approval not to be unreasonably withheld) in minimum amounts of $5,000,000.


                                REQUIRED LENDERS

Defined as Lenders holding 66-2/3% of the Aggregate Commitment or, if the Aggregate Commitment has been terminated, 66-2/3% of the outstanding Loans and participations in letters of credit.


                                     OTHER

This commitment is, and the Loan Documents will be, governed by the law of the State of Indiana. This term sheet is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties, and other provisions which would be contained in definitive legal documentation for the financing contemplated hereby. The commitment of the Agent and the other Lenders is subject to negotiation and execution of definitive Loan Documents in form and substance satisfactory to the Agent and the other Lenders and their respective counsel.





First Chicago Capital Markets, Inc.         Page 10               NBD Bank, N.A.

                                                                       EXHIBIT A


                       INTEREST RATES--APPLICABLE MARGIN


The Applicable Margin is determined by the ratio of (a) total indebtedness (including contingent liabilities) to (b) EBITDA (the "Leverage Ratio") as per the following schedule:


                                                                      APPLICABLE MARGIN
                           -----------------------------------------------------------------------------------------------
                                                                                                                COMMITMENT
                             LEVERAGE                                   ABR               EURODOLLAR                FEE
                           -----------------------------------------------------------------------------------------------
  Level 1                   > 3.5                                       0.75%                 1.75%                 0.50%

  Level 2                   > 3.0 to less than or equal to 3.5          0.50%                 1.50%                 0.50%

  Level 3                   > 2.5 to less than or equal to 3.0          0.25%                 1.25%                 0.375%

  Level 4                   > 2.0 to less than or equal to 2.5            0                   1.00%                 0.375%

  Level 5                   > 1.5 to less than or equal to 2.0            0                   0.75%                 0.375%

  Level 6                   less than or equal to 1.5                     0                   0.50%                 0.25%


provided that, notwithstanding the then-current Leverage Ratio, Level 1 pricing shall be in effect on Facilities A and C for the first six months following the Closing Date.

"EBITDA" means the sum of consolidated net income plus, to the extent deducted in determining consolidated net income, taxes paid or accrued, minus extraordinary gains, plus extraordinary losses, plus total interest expense, plus depreciation, plus amortization.





First Chicago Capital Markets, Inc.         Page 11               NBD Bank, N.A.